UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 18, 2020

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of Registrant’s name into English)

Zürichstrasse 38

8306 Brüttisellen

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

Global Blue Group Holding AG is providing on this Form 6-K:

The articles of association of Global Blue Group Holding AG dated as of December 14, 2020.

EXHIBIT INDEX

Exhibit 3.1: Articles of association of Global Blue Group Holding AG, dated as of December 14, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Blue Group Holding AG
(Registrant)
Date: December 18, 2020	By:	/s/ JACQUES STERN
Name: Jacques Stern
Title: CEO

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